Exhibit 4.4
English Translation of Chinese Original
Crude Oil Mutual Supply

Framework Agreement for Year 2010
between
PetroChina Company Limited
and
China Petrochemical Corporation
Beijing
December 2009

Crude Oil Mutual Supply Framework Agreement for Year 2010
               PetroChina Company Limited (“PetroChina”) and China Petrochemical Corporation (“Sinopec”), following friendly consultations, have reached consensus on mutual supply of crude oil in the year of 2010 and hereby enter into this Agreement (this “Agreement”).
I.	Quantities and Varieties of Crude Oil to Be Supplied Hereunder
1.	In 2010, PetroChina shall supply Sinopec with 5.41 million tons of domestic onshore crude oil, including 3.45 million tons of blended oil produced at the Daqing Oil Region (including replacement crude oil), 0.55 million tons of oil produced at the Jizhong Oil Region, 1.20 million tons of oil produced at the Changqing Oil Region, 0.20 million tons of oil produced at the Tarim Basin Oil Region, and 10,000 tons of oil produced at PetroChina Zhejiang Exploration Company.

2.	In 2010, Sinopec shall supply PetroChina with 1.33 million tons of domestic onshore crude oil, including 0.60 million (increased to 0.80 million to the extent possible) tons of oil produced at the Tahe Oil Region, 80,000 tons of oil produced at Yanqi Oil Region, 0.53 million tons of oil produced at the Shengli Oil Region, 80,000 tons of oil produced at Inner Mongolia (Baiyinchagan) Oil Region, 5,000 tons of natural gas condensate produced at Western Sichuan Oil Region of Sinopec Southwest Company, 10,000 tons of oil produced at Baise Oil Region of Sinopec Southwest Company, and 25,000 tons of oil produced at Bashituo Oil Region of Sinopec Northwest Company.

3.	The parties hereto shall, in principle, make available crude oil of the above supply and take delivery thereof on an evenly distributed basis. The quarterly mutual supply of crude oil may be adjusted as necessary by mutual agreement thereon and in light of the availability of crude oil resources, price and the State’s macro-economic planning requirements.
II.	Quality of Crude Oil
       Matters with respect to the quality of the crude oil to be supplied hereunder shall be handled pursuant to applicable provisions of SY7513-88 Technical Conditions of Crude Oil at Wellhead.
III.	Quarterly Supply Agreements; Sales and Purchase Contracts on an Enterprise-by-Enterprise Basis
       Quarterly supply agreements shall be entered into by and between PetroChina

Natural Gas & Pipeline Company and the Production and Management Department of Sinopec. After the quarterly plans have been issued to the respective subsidiaries, PetroChina’s relevant regional companies (including its oil fields, refineries and pipeline companies) and Sinopec’s relevant subsidiaries (including its oil fields and refineries) will enter into specific sales and purchase contracts. The total quantities and varieties of crude oil to be supplied under such contracts shall be consistent with those specified under the above quarterly supply agreements.
IV.	Price of Crude Oil
     The price of crude oil to be supplied hereunder shall be settled on the basis of the standard crude oil price published by the National Development and Reform Commission each month and the crude oil premium mutually agreed between the parties.
V.	Payment Guarantee
     Payment of the price of crude oil to be supplied hereunder shall be made on a timely basis and pursuant to principles agreed upon by the parties hereto. PetroChina and Sinopec agree to be guarantors, and to assume joint and several guarantee liabilities for the failure of timely payment of the price of crude oil and other payments by their respective oil refineries. The payer shall make timely payments to the payee upon receipt of and pursuant to the payment notice.

Planning Department, PetroChina Company Limited		Production Management Department, China Petrochemical Corporation

By:	/s/ WU Mei	By:	/s/ YU Renming

Date: December 30, 2009		Date: December 30, 2009

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